SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-/75

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

Our Ref: 19160-10120

November 24, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find three announcements which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

Encl.

HK1 396903v.26

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The board (the "**Board**") of directors (the "**Directors** ") of Tingyi (Cayman Islands) Holding Corp. (the "**Company**") would like to announce that the Company has been informed by AI Beverage Holding Co., Ltd. (formerly known as A-I China Breweries Co., Ltd.) ("**AIB**") that AIB (as proposed vendor) and Ting Hsin (Cayman Islands) Holding Corp. ("**Ting Hsin**") (as proposed purchaser) are negotiating about the proposed sale and purchase (the "**Proposed Transaction**") of approximately 9.999% interest in Tingyi-Asahi-Itochu Beverages Holding Co. Ltd., being an indirect subsidiary of the Company.

As far as the Directors are aware having made all reasonable enquiry, AIB is held as to 80% by Asahi Breweries, Ltd. and as to 20% by Itochu Corporation, and Ting Hsin is a substantial shareholder of the Company that is interested in approximately 36.60% shareholding interest in the Company.

The Board wishes to emphasize that the Proposed Transaction will be subject to a number of conditions precedent and no binding agreement in relation to the final terms and conditions and structure of the Proposed Transaction has been entered into as at the date hereof. Accordingly, there is no assurance that the Proposed Transaction will proceed as planned or at all. Further announcement(s) will be made as and when necessary.

Shareholders and potential investors are advised to exercise caution when dealing in shares of the Company.

The Directors confirm that save as disclosed above, there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This announcement is made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

Date: 20 November 2008

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara are Independent Non-executive Directors of the Company.

* *For identification purposes only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

ANNOUNCEMENT

DISCLOSEABLE AND CONNECTED TRANSACTION

GRANT OF WAIVERS IN RELATION TO TRANSFER OF APPROXIMATELY 9.999% INTEREST IN TINGYI-ASAHI-ITOCHU BEVERAGES HOLDING CO. LTD.

Reference is made to the announcement of the Company dated 20 November 2008 whereby the Company has been informed by AIB that AIB and Ting Hsin were negotiating about the proposed sale and purchase of approximately 9.999% interest in TAI. The Board would like to announce that on 23 November 2008, AIB (as vendor), Ting Hsin (as purchaser) and Itochu entered into the Agreement, pursuant to which AIB agreed to sell and Ting Hsin agreed to purchase the Sale Shares at a consideration of US$280,000,000 (approximately HK$2,184,000,000) conditional upon, among others, the Independent Shareholders approving the grant of the Waivers by Master Kong Beverages, a wholly-owned subsidiary of the Company.

The grant of the Waivers by Master Kong Beverages in favour of Ting Hsin constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. Given Ting Hsin holds an approximately 36.60% shareholding interest in the Company and hence a connected person of the Company, the grant of the Waivers by Master Kong Beverages in favour of Ting Hsin also constitutes a connected transaction of the Company under Rule 14A.13 of the Listing Rules. As the applicable percentage ratios as defined in the Listing Rules exceed 2.5%, the grant of the Waivers by Master Kong Beverages in favour of Ting Hsin is subject to the reporting, announcement and independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules.

Given that Ting Hsin has an interest in the Agreement and the Waivers that is different from that of the Independent Shareholders, Ting Hsin and its associates will abstain from voting on the resolution to approve the Waivers. To the best knowledge and belief of the Directors having made all reasonable enquiries, no other Shareholders have any interest in the Waivers which are required to abstain from voting at the EGM.

A circular containing further details of the Waivers, the letter from the independent board committee of the Company giving its recommendations to the Independent Shareholders relating to the Waivers, the letter from the independent financial adviser containing its advice to the independent board committee of the Company and the Independent Shareholders relating to the Waivers, a notice of the EGM and other information as required under the Listing Rules will be despatched to the Shareholders as soon as practicable.

Reference is made to the announcement of the Company dated 2 January 2004, the circular of the Company dated 26 January 2004 and the announcement of the Company dated 21 April 2004 in relation to the strategic partnership between the Company, Asahi and Itochu in the beverages business in the PRC through the establishment of TAI. As at the date of this announcement, TAI is owned as to approximately 50.005% by Master Kong Beverages, a wholly-owned subsidiary of the Company, and as to approximately 49.995% by AIB.

TRANSFER OF SALE SHARES IN TAI

(A) Grant of Waivers

Reference is also made to the announcement of the Company dated 20 November 2008 whereby the Company has been informed by AIB that AIB and Ting Hsin were negotiating about the proposed sale and purchase of approximately 9.999% interest in TAI. The Board would like to announce that on 23 November 2008, AIB (as vendor), Ting Hsin (as purchaser) and Itochu entered into the Agreement, pursuant to which AIB agreed to sell and Ting Hsin agreed to purchase the Sale Shares at a consideration of US$280,000,000 (approximately HK$2,184,000,000). Neither Master Kong Beverages nor the Company is a party to the Agreement.

Under the Existing Shareholders' Agreement, Master Kong Beverages is granted the Pre-emptive Right and the Tag-along Right in respect of the transfer of shares of TAI by AIB to a third party. As such, before AIB could sell the Sale Shares to Ting Hsin, it has to obtain the Waivers from Master Kong Beverages.

Completion is conditional upon, among others, the Independent Shareholders approving the grant by Master Kong Beverages of the Waivers in favour of Ting Hsin, so that AIB will be released from the Pre-emptive Right and the Tag-along Right and be able to transfer the Sale Shares to Ting Hsin pursuant to the terms and conditions of the Agreement.

(B) **Execution of the Amended and Restated Shareholders' Agreement**

With the proposed introduction of Ting Hsin as a shareholder in TAI upon completion of the Agreement, Master Kong Beverages (as shareholder), AIB (as shareholder), Ting Hsin (as shareholder), TAI, the Company (as the guarantor of Master Kong Beverages) and Asahi (as the guarantor of AIB) will enter into the Amended and Restated Shareholders' Agreement to replace the Existing Shareholders' Agreement in order to facilitate the operation, financing and management of TAI.

The maximum number of directors in the board of directors of TAI will continue to be eight. Master Kong Beverages, AIB and Ting Hsin will have the right to nominate four, three and one director(s), respectively. Master Kong Beverages will be entitled to nominate the chairman of the board of directors and the chief executive officer of TAI. AIB will be entitled to nominate the vice-chairman of the board of directors and the chief financial officer of TAI. Except for certain reserved board matters, the chairman of the board of directors of TAI will have a casting vote in the case of equal votes. TAI will continue to be treated as a subsidiary of the Company and its results will continue to be consolidated with the financial results of the Company upon Completion.

SHAREHOLDING STRUCTURE

The following charts show the shareholding structure of TAI before and after Completion:

(a) **Before Completion**


Ting Hsin
approximately 36.60%
the Company
100%
Master Kong Beverages
AIB
approximately 50.005%
approximately 49.995%
TAI

(b) **After Completion**


Ting Hsin
approximately 36.60%
the Company
100%
Master Kong Beverages
AIB
approximately 50.005%
approximately 9.999%
approximately 39.996%
TAI

INFORMATION ON TAI

TAI is a company incorporated in the Cayman Islands. TAI and its subsidiaries are principally engaged in the research and development, production, marketing, sale and distribution of beverages products and such other businesses in the PRC.

Based on the audited consolidated financial statements of TAI for the year ended 31 December 2006, 31 December 2007 and the unaudited consolidated financial statements of TAI for the six months ended 30 June 2008 prepared based on HKGAAP, its consolidated net profit before taxation, minority interest and extraordinary items amounted to approximately US$127.843 million, US$168.535 million and US$156.353 million, respectively, and its consolidated net profit after taxation, minority interest and extraordinary items amounted to approximately US$128.434 million, US$171.100 million and US$123.804 million, respectively.

Based on the audited consolidated financial statements of TAI for the year ended 31 December 2006, 31 December 2007 and the unaudited consolidated financial statements of TAI for the six months ended 30 June 2008 prepared based on HKGAAP, its consolidated net asset value as at 31 December 2006, 31 December 2007 and 30 June 2008 amounted to approximately US$344.671 million, US$484.184 million and US$642.425 million, respectively.

INFORMATION ON THE PARTIES

Master Kong Beverages was incorporated in the British Virgin Islands with limited liability and is a wholly-owned subsidiary of the Company. It holds approximately 50.005% in TAI as at the date of this announcement.

AIB was incorporated in Japan with limited liability and, as at the date of this announcement, is held as to 80% by Asahi and as to 20% by Itochu. It holds approximately 49.995% in TAI as at the date of this announcement.

Asahi is a leading Japanese manufacturer of alcoholic beverages and soft drinks. Its product portfolio ranges from tea-based beverages, such as Asahi Juroku-Cha and canned coffee Wonda, to soft drinks, such as Mitsuya Cider and Bireley's. The securities of Asahi are listed on the Tokyo Stock Exchange.

Itochu is one of the leading trading companies in Japan with offices in over 80 countries and operations that cover a broad spectrum of industries. The securities of Itochu are listed on the Tokyo Stock Exchange.

Ting Hsin is an investment holding company. It is a substantial shareholder of the Company and holds an approximately 36.60% shareholding interest in the Company as at the date of this announcement.

REASONS AND BENEFITS FOR THE GRANT OF WAIVERS

The Group is principally engaged in the manufacture, distribution and sale of instant noodles, beverages and bakery products.

The Directors are of the view that as Master Kong Beverages owns approximately 50.005% in TAI, TAI has already been treated as a subsidiary of the Company and its results are consolidated with the financial results of the Company. Therefore, the acquisition of a further approximately 9.999% interest in TAI at a consideration of US$280,000,000 (approximately HK$2,184,000,000) by way of the exercise of the Pre-emptive Right would not change its controlling position in TAI. Under the current financial market situation, the Company has resorted to maintain its strong cash flow and low gearing ratio position. The Company will continue to review its business and strive to maintain the leading position of its products in the PRC market with sustained and steady growth in its results. Meanwhile, if the Company were to exercise the Tag-along Right and dispose its shares in TAI, it would not be able to consolidate the results of TAI. In view of the above, the Directors consider that it would not be in the best interests of the Company and the Shareholders as a whole to exercise the Pre-emptive Right and the Tag-along Right at this point of time.

The Directors believe that the grant of the Waivers is made on an arm's length basis and on normal commercial terms, and is made in the ordinary and usual course of business of the Group and are fair and reasonable and in the interest of the Shareholders as a whole.

GENERAL

The grant of the Waivers by Master Kong Beverages in favour of Ting Hsin constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. Given Ting Hsin holds an approximately 36.60% shareholding interest in the Company and hence a connected person of the Company, the grant of the Waivers by Master Kong Beverages in favour of Ting Hsin also constitutes a connected transaction of the Company under Rule 14A.13 of the Listing Rules. As the applicable percentage ratios as defined in the Listing Rules exceed 2.5%, the grant of the Waivers by Master Kong Beverages in favour of Ting Hsin is subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.48 of the Listing Rules.

Given that Ting Hsin has an interest in the Agreement and the Waivers that is different from that of the Independent Shareholders, Ting Hsin and its associates will abstain from voting on the resolution to approve the Waivers. To the best knowledge and belief of the Directors having made all reasonable enquiries, no other Shareholders have any interest in the Waivers which are required to abstain from voting at the EGM.

A circular containing further details of the Waivers, the letter from the independent board committee of the Company giving its recommendations to the Independent Shareholders relating to the Waivers, the letter from the independent financial adviser containing its advice to the independent board committee and the Independent Shareholders relating to the Waivers, a notice of the EGM and other information as required under the Listing Rules will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Agreement"	the share purchase agreement dated 23 November 2008 entered into between AIB (as vendor), Ting Hsin (as purchaser) and Itochu in respect of the Sale Shares;
"AIB"	AI Beverage Holding Co., Ltd. (formerly known as A-I China Breweries Co., Ltd.), a company incorporated in Japan with limited liability and, as at the date of this announcement, held as to 80% by Asahi and as to 20% by Itochu, and immediately following Completion AIB will be wholly owned by Asahi as a result of share buyback by AIB from Itochu;
"Amended and Restated Shareholders' Agreement"	the amended and restated shareholders' agreement to be entered into between Master Kong Beverages, AIB, Ting Hsin, TAI, the Company, Asahi and Itochu simultaneously upon Completion;
"Asahi"	Asahi Breweries, Ltd., a company incorporated in Japan with limited liability, the securities of which are listed on the Tokyo Stock Exchange;
"associate"	has the meaning ascribed to it under the Listing Rules;
"Board"	the board of Directors;
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands, the shares of which are currently listed on the Main Board of the Stock Exchange;
"Completion"	completion of the Agreement;
"Director(s)"	the director(s) of the Company;

"EGM"	an extraordinary general meeting to be convened by the Company for the purpose of approving the Waivers;
"Existing Shareholders' Agreement"	the shareholders' agreement dated 31 March 2004 entered into between Master Kong Beverages, AIB, TAI, the Company, Asahi and Itochu with respect to the management of TAI;
"First Waiver"	the waiver of the Pre-emptive Right by Master Kong Beverages;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Shareholders"	the Shareholders other than Ting Hsin and its associates;
"Itochu"	Itochu Corporation, a company incorporated in Japan, the securities of which are listed on the Tokyo Stock Exchange;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Master Kong Beverages"	Master Kong Beverages (BVI) Co., Ltd, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary the Company, holding approximately 50.005% of the issued share capital of TAI as at the date of this announcement;
"PRC"	the People's Republic of China;
"Pre-emptive Right"	the pre-emptive right granted to Master Kong Beverages under the Existing Shareholders' Agreement, pursuant to which Master Kong Beverages is entitled to acquire or procure its wholly-owned subsidiary to acquire shares in TAI in the event that AIB proposes to transfer such shares to a third party;
"Sale Shares"	1,000 shares of US$1.00 each in the issued share capital of TAI, representing approximately 9.999% of the entire issued share capital of TAI;
"Second Waiver"	the waiver of the Tag-along Right by Master Kong Beverages;

"Shareholders"	holders of the Shares;
"Shares"	shares of US$0.005 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules;
"Tag-along Right"	the tag-along right granted to Master Kong Beverages under the Existing Shareholders' Agreement, pursuant to which in the event that AIB proposes to transfer such shares to a third-party purchaser, AIB is obliged to ensure that the third-party purchaser offers to buy from Master Kong Beverages such number of shares in TAI equal to the number of the Sale Shares multiplied by a percentage representing the shareholding interest of Master Kong Beverages in TAI (being approximately 50.005% as at the date of this announcement) on the same terms that AIB offers to the third-party purchaser;
"TAI"	Tingyi-Asahi-Itochu Beverages Holding Co. Ltd. (which will be renamed as Tingyi-Asahi-Tinghsin Beverages Holding Co. Ltd. upon Completion), a company incorporated in the Cayman Islands with limited liability and an indirect subsidiary of the Company, which is owned as to approximately 50.005% by Master Kong Beverages and approximately 49.995% by AIB;
"Ting Hsin"	Ting Hsin (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands and is a substantial shareholder of the Company that is interested in approximately 36.60% shareholding interest in the Company
"Waivers"	the First Waiver and the Second Waiver;
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong; and
"US$"	United States dollar, the lawful currency of the United States of America.

In this announcement, the exchange rate of HK$7.8 to US$1.00 is used. Such exchange rate will not be construed as a representation that amount in US$ was or may have been converted into HK$ using such exchange rate or any other exchange rate or at all.

By Order of the Board
Tingyi (Cayman Islands) Holding Corp.
Wei Ing-Chou
Chairman

Date: 24 November 2008

* *For identification purpose only*

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara are Independent Non-executive Directors of the Company.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

THIRD QUARTERLY RESULTS FOR THE NINE MONTHS ENDED 30TH SEPTEMBER 2008

SUMMARY

US$ million	For the three months ended 30 September 2008	2007	Change
• Turnover	1,321.411	994.847	+32.83%
• Gross profit of the Group	429.485	330.730	+29.86%
• EBITDA	201.698	160.464	+25.70%
• Profit for the period	129.755	109.015	+19.02%
• Profit attributable to equity holders of the Company	91.893	76.489	+20.14%
• Earnings per share (US cents)	1.65	1.37	+US0.28 cents

• At 30 September 2008, Cash and cash equivalents was US$493.380 million and Gearing ratio was 0.07 times

INTRODUCTION

In the third quarter, China's Gross Domestic Product ("GDP") increased by 9% compared with the corresponding period of last year. Its rate of increase dropped by 1.1 ppt. from 10.1% in the second quarter, and a drop of 2.5 ppt. compared with the corresponding period of last year, which was the lowest increment since 2004. The pace of its economic growth has slowed down. In the first three quarters, the Consumer Price Index ("CPI") increased by 7% compared with the corresponding period of last year. In terms of growth rate, there was 2.9 ppt. increase, but a drop of 0.9 ppt. from the first half year. There has been 22 months consecutively effective negative interest rate in the PRC. The CPI in September increased by 4.6% from the corresponding period of last year, which was the lowest growth rate in the last 15 months. As a precedent index of CPI, the Producer Price Index ("PPI") from January to September increased by 8.3% compared with the corresponding period of last year, up 5.6 ppt. from the corresponding period of last year. Although the pressure of inflation has reduced, it still exists, while the risk of economic downturn has increased notably.

Negative interest rate and inflation pressure led to reduced consumers discretionary spending and increased proportion of expenditure on daily necessities. Capitalizing on such business opportunity and through flexible marketing strategy, in the third quarter, turnover of the Group increased by 32.83% over the same period last year to US$1,321 million. Turnover for instant noodles, beverage and bakery increased by 32.88%, 34.02% and 35.36% over the same period last year to US$542 million, US$704 million and US$46 million respectively. According to ACNielsen's survey in September 2008, the Group's instant noodle, Ready-To-Drink (RTD) Tea, mineralized water and sandwich crackers continued to rank first in the PRC market.

In the first three quarters of year 2008, the Group's turnover increased by 34.95%, gross margin slightly dropped by 0.15ppt, to 32.77% over the same period last year and gross profit increased by 34.30%. Profit before taxation increased by 34.79% to US$383 million over the same period last year. EBITDA increased by 32.52% to US$524 million and profit attributable to equity holders of the Company increased by 27.39% to US$ 220 million when compared to the same period last year.

In July 2008, the Group was ranked the fifth in "the Survey of Top Taiwan Global Brands 2008" assessed by InterBrand from UK. The brand value of Master Kong was US$793 million. The Group has ranked top five in the past six years. In September, Forbes announced " Fabulous 50" list, a roundup of the best public companies in the Asia Pacific region. The Group made its first appearance on the list. All companies in the " Fab 50" list have minimum annual revenue or market capital of US$5 billion and have been included according to the appreciation of their stock price, projected earnings, long term profitability and sales growth. In October, according to a survey for mainland consumers by AlixPartners, an international business advisory firm, Master Kong tops international famous brands on the list of most trusted non-alcoholic beverages. The above appreciations further demonstrate the strong market position of Master Kong Brand in Greater China.

2008 THIRD QUARTERLY RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the"Company") is pleased to announce the unaudited condensed consolidated third quarterly financial statements of the Company and its subsidiaries (the"Group") for the three months and nine months ended 30 September 2008 together with the unaudited comparative figures for the corresponding periods in 2007. These unaudited third quarterly financial statements have been reviewed by the Company's Audit Committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the Three Months and Nine Months Ended 30 September 2008

		2008		2007	
	Note	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*	**July to September (Unaudited)** *US$'000*	**January to September (Unaudited)** *US$'000*
Revenue	2	1,321,411	3,370,664	994,847	2,497,681
Cost of sales		(891,926)	(2,266,243)	(664,117)	(1,675,338)
Gross profit		429,485	1,104,421	330,730	822,343
Other net income		18,973	57,791	15,165	33,525
Distribution costs		(253,134)	(645,871)	(189,280)	(475,504)
Administrative expenses		(27,863)	(78,087)	(19,890)	(53,653)
Other operating expenses		(11,020)	(43,349)	(12,975)	(33,538)
Finance costs	3	(7,195)	(22,712)	(5,270)	(14,901)
Share of results of associates		3,215	10,568	1,983	5,702
Profit before taxation	4	152,461	382,761	120,463	283,974
Taxation	5	(22,706)	(62,024)	(11,448)	(29,024)
Profit for the period		129,755	320,737	109,015	254,950
Attributable to					
Equity holders of the Company		91,893	219,500	76,489	172,308
Minority interest		37,862	101,237	32,526	82,642
Profit for the period		129,755	320,737	109,015	254,950
Earnings per share	6				
Basic		1.65 cents	3.93 cents	1.37 cents	3.08 cents
Diluted		1.65 cents	3.93 cents	N/A	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 September 2008

	Note	At 30 September 2008 (Unaudited) US$'000	At 31 December 2007 (Audited) US$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,928,181	1,567,348
Intangible assets		10,441	11,701
Interest in associates		36,564	33,929
Premium for land lease		71,576	65,594
Available-for-sale financial assets		3,796	3,724
Deferred tax assets		5,379	5,379
		2,055,937	1,687,675
Current assets			
Financial assets at fair value through profit or loss		75,081	21,439
Inventories		201,779	155,217
Trade receivables	8	170,293	114,391
Prepayments and other receivables		150,078	112,807
Pledged bank deposits		11,864	3,030
Bank balances and cash		481,516	239,862
		1,090,611	646,746
Current liabilities			
Trade payables	9	584,079	334,041
Other payables		363,928	248,979
Current portion of interest-bearing borrowings		396,038	291,481
Trade receipts in advance		34,286	43,045
Taxation		16,223	7,122
		1,394,554	924,668
Net current liabilities		(303,943)	(277,922)
Total assets less current liabilities		1,751,994	1,409,753
Non-current liabilities			
Long-term interest-bearing borrowings		182,556	106,946
Other non-current payables		3,115	2,861
Employee benefit obligations		8,725	7,893
Deferred tax liabilities		22,578	10,358
		216,974	128,058
NET ASSETS		1,535,020	1,281,695
CAPITAL AND RESERVES			
Issued capital		27,943	27,943
Reserves		1,134,173	849,382
Proposed special dividend		—	59,799
Proposed final dividend		—	90,537
Total capital and reserves attributable to equity holders of the Company		1,162,116	1,027,661
Minority interest		372,904	254,034
TOTAL EQUITY		1,535,020	1,281,695

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited third quarterly financial statements. These unaudited third quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard No 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed third quarterly financial statements should be read in conjunction with the 2007 annual financial statements. The accounting policies adopted in preparing the unaudited third quarterly financial statements for the nine months ended 30 September 2008 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2007.

2. **Revenue and segment results by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Revenue and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's revenue and segment results by major products is set out below:

	Revenue				Segment results			
	2008		2007		2008		2007	
	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*
Instant noodles	541,751	1,524,211	407,693	1,065,395	59,923	135,299	37,321	80,246
Beverages	703,635	1,646,614	525,035	1,278,249	87,388	237,959	76,707	194,143
Bakery	45,529	113,416	33,635	81,112	3,652	6,309	2,786	3,798
Others	30,496	86,423	28,484	72,925	5,477	15,337	6,935	14,987
Total	1,321,411	3,370,664	994,847	2,497,681	156,440	394,904	123,749	293,174

3. **Finance costs**

	2008		2007	
	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*
Interest on bank loans and other loans wholly repayable within five years	7,195	22,712	5,270	14,901

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	2008		2007	
	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*
Depreciation	45,778	126,103	36,400	99,356
Amortization	1,085	3,234	1,009	2,886

5. **Taxation**

	2008		2007	
	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*	July to September (Unaudited) *US$'000*	January to September (Unaudited) *US$'000*
PRC enterprise income tax	22,706	62,024	11,448	29,024

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to a preferential PRC Enterprise Income Tax rate of 15% before 31 December 2007. Also, they are fully exempt from PRC Enterprise Income Tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years ("Tax Holidays"). Under the new tax law which has taken effect as from 1 January 2008, the preferential PRC Enterprise Income Tax rate of 15% will increase gradually to 25% over five years. All Tax Holidays will expire at the end of 2012.

6. (a) **Basic earnings per share**

The calculation of basic earnings per share is based on the net profit of US$219.500 million (2007: US$172.308 million) attributable to equity holders of the Company for the period ended 30 September 2008 and on the weighted average of 5,588,705,360 (2007: 5,588,705,360) ordinary shares in issue during the period.

(b) **Diluted earnings per share**

Diluted earnings per share for the year is calculated on the net profit attributable to shareholders of the Company for the period ended 30 September 2008 of US$219.500 million (2007: US$172.308 million) and the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares arising from the share options granted under the Company's share option scheme.

Reconciliation of weighted average number of ordinary shares used in calculating diluted earnings per share:

	For the nine months ended 30 September	
	2008	2007
	Number of shares	Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per shares	5,588,705,360	5,588,705,360
Deemed issue of ordinary shares on granting of share options	1,210,388	—
	5,589,915,748	5,588,705,360

7. **Dividend**

The Board of Directors resolves that no dividend be paid for the nine months ended 30 September 2008 (2007: nil).

8. **Trade receivables**

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The aging analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	At 30 September 2008 (Unaudited) *US$'000*	At 31 December 2007 (Audited) *US$'000*
0-90 days	158,579	105,115
Over 90 days	11,714	9,276
	170,293	114,391

9. **Trade payables**

The aging analysis of trade payables is as follows:

	At 30 September 2008 (Unaudited) *US$'000*	At 31 December 2007 (Audited) *US$'000*
0-90 days	552,205	318,190
Over 90 days	31,874	15,851
	584,079	334,041

MANAGEMENT DISCUSSION AND ANALYSIS

During the third quarter, the turnover of the Group increased by 32.83% over the same period last year to US$1,321 million. Turnover for instant noodles, beverage and bakery increased by 32.88%, 34.02% and 35.36% over the same period last year to US$542 million, US$704 million and US$46 million respectively. The Group's gross margin dropped by 0.74ppt to 32.50% and gross profit grew by 29.86%when compared to the same period last year. Profit before taxation increased 26.56% to US$152 million.

In the first three quarters of year 2008, the Group's turnover increased by 34.95%, gross margin slightly dropped by 0.15ppt to 32.77% over the same period last year and gross profit increased by 34.30%. EBITDA increased by 32.52% to US$524 million and profit attributable to equity holders of the Company increased by 27.39% to US$ 220 million when compared to the same period last year.

Instant Noodle Business

In the third quarter of the year, turnover for the instant noodle business was US$541.751 million, increased by 32.88% from last year and representing 41.00% of the Group's total turnover. In the first three quarters of the year, turnover for instant noodle grew by 43.07% to US$1,524 million and representing 45.22% of the Group's total turnover.

During the period, the Company continued to use the strategy of marketing "Master Kong" brand as high-end noodles in maintaining the existing market share of high-end noodles and at the same time capturing the middle and lower-end markets with its improved "Fumanduo" brand.

On the basis of four major products, namely braised beef/spicy beef/mushroom chicken/shrimp and fish, Master Kong fulfilled consumers' primary desires for delicious taste, and continued to develop different regional flavors to suit the needs of different regions and food cultures, and communicated with consumers through promotion activities. Gan Ban Mian (fried noodles with beef and chillies) represented a new way of enjoying classic taste, while La Xuan Feng (Spicy Whirlpool), with spiciness as the selling point, continued to appeal to young people through publicity spokesman. Its new product, Tian Xin Mian, advocates under the slogan of "Small Tian Xin, but great satisfaction", stressing on the product characteristics of rich contents, and appealing to the young group with its attractive appeal. "Your Flavors Series" continued to communicate for "The journey for Gam Mian delicacy", and through marketing with box packaging and bag packaging, have consolidated its position as the top brand in the Gan Ban Mian market. "Jin Shuang La Mian" and "Hao Zi Wei", on the other hand, are for the middle price market to meet the needs of middle and lower classes consumers in the cities.

In the middle-end brands, the newly launched new packaged "Gold Mark Fumanduo" has created "New height of delicious taste", while "Super Fumanduo" continued its positioning towards the younger people particularly with the campus groups. "Tung Mian"noodle has been successfully launched, and help to secure the Group's leading position in the middle-price noodle market. The low-price brands, "Fumanduo" and "Fumanduo Yi Wan Xiang" have successfull captured some of the instant noodle markets of RMB1 per pack in the tier 2, 3 and 4 cities with steady growth. "Fumanduo Xiang Cui Mian" handy package with mainly baked egg tomato flavor have been launched. The successful operation of "Fumanduo" series products have effectively driven the growth of the Group's overall middle and lower end markets with its market shares increasing steadily.

According to ACNielsen's survey in September 2008, in terms of sales value, market share of Master Kong noodle in the overall China market was 49.9%, and it continued to hold firmly the No.1 position in the market. Master Kong also gained 69.5% and 66.1% market share respectively for high-end packet noodles and container noodles. Meanwhile, the Group's Fumanduo low end noodle acquired a 14.4% share and ranked third in low end noodle market.

On production, through streamlining production systems, introduction of high speed production lines to promote the speed and automation of equipment and reduced labour, the Group has enhanced its production efficiency and per capita capacity, thus eased the pressure of production costs.

The price of main raw material for instant noodle, palm oil, recorded a big drop in August when compared to July's price. Due to the inventory brought forward and lead time for purchasing, the actual usage cost for palm oil in the third quarter 2008 was still quite high. As a result, in the third quarter of the year, gross margin for instant noodle slightly dropped by 0.39ppt. to 26.11% and gross profit grew by 30.93%. Thanks for the effective marketing strategy and control of overall cost, profit attributable to equity holders of the Company increased to US$49.671 million.

Beverage Business

The cool temperature and keen competition in the beverage market, in addition to the existing pressure of inflation and drop in consumer incomes which caused consumers to be more conservative in consumption, have resulted in the slow down in the growth of sales in the period. However, the Group coninued to implement flexible and effective sales strategy and increase its promotion efforts, and communication activities with the consumers. In the third quarter of the year, turnover for the beverage business was US$703.635 million, increased by 34.02% from last year and representing 53.25% of the Group's total turnover. In the first three quarters of the year, turnover for beverage business grew by 28.82% to US$1,647 million and representing 48.85% of the Group's total turnover.

International groups are optimistic about the prospects of tea drink market and increased their investments accordingly leading to fierce competition. Through diversified tea drink products, the Group continued to enrich its product quality and variety and continued to penetrate to more consumers through various forms of promotional activities in order to strengthen the brand and protect its leading position in the tea drink market.

We continued to market Ice Tea through our music strategy by engaging Tao Zhe as spokesman, and participants of music activities reached its highest level in the current year, and successfully brought Master Kong Ice Tea closer to its consumers through leverage on music. In respect of juice products, through the activities of spokesman clearly displayed Master Kong's "Daily C" as a multi-flavor and energetic juice brand bringing endless joys and energies. Bottled water, currently occupied the leading position in the market. With the world's advanced automatic production equipment, matured and advanced scientific management and technology, production of high quality products was assured, we enable consumers confidence our products.

Master Kong considers product safety as its paramount. As a self regulation, the Group entered into the first Industrial Convention of beverage business, "China Packaged Drinking Water Self-discipline Convention", setting stringent requirements on product quality assurance, market environment, protection of original water and water sources, product labeling and advertising, and promoting the healthy harmonious development of the packaged drinking water industry in a good market environment. Through the promotion of "Water Innovative Public Welfare Plan Competition" activities, the public are encouraged to look for innovative feasible solutions to the existing problems with water resources in the PRC. We demonstrate our protection of our living environment with our actual acts. This is the first water resources social welfare plan competition in the PRC. Being the leading enterprise of bottled water in the PRC, Master Kong hopes to find solution applicable to the water source crisis of the PRC through such competition as our corporate social responsibility for the protection of water environment and water resources in the PRC.

According to ACNielsen's survey in September 2008, in terms of sales value, market share of Master Kong RTD Tea was 41.2%, and it continued to hold firmly the No.1 position in the market. Master Kong juice series came third in the diluted juice market with it's twin brands, taste extension and the family size promotion pack activities, gained 16.1% market share. Due to the aggressive promotion activities and flexible pricing strategy, Master Kong bottled water gained 20.9% market share and ranked first in the market.

In the third quarter of year 2008, due to some effects such as sales growth below expectation, gross margin for beverage dropped by 1.18ppt. to 36.67%. Gross profit grew by 29.85% to US$258.032 million when compared to same period last year. Profit attributable to equity holders of the Company increased to US$37.915 million.

Bakery Business

The turnover of the bakery business in the third quarter of the year amounted to US$45.529 million, an increase of 35.36% compared with last year and represented 3.45% of the Group's total turnover. During the period, gross margin for bakery business dropped by 0.49 ppt. to 38.39% and profit attributable to equity shareholders increased to US$3.671 million. During the period, substantial improvement was achieved in bakery business, mainly as a result of the establishment of an efficient marketing team, the reinforcement in the sales management of mega store in direct sales channels and the construction of a penetrable and competitive network in distribution channels.

In the third quarter of 2008, overall gross profit was enhanced by a substantial growth in the sales of "3+2" Sandwich Cracker, our core product; while overall operation performance was boosted by timely adjustment to selling prices and enhancement in production efficiency and quality. According to ACNielsen's survey in September 2008, in terms of sales value. Master Kong had market shares of 25.3% in the sandwich cracker market, ranked No.2 position in the market.

In the fourth quarter of the year, we will continue the operation of our core brands and invest more in branding and promotion. We will continue to improve product quality and strive for modernizing traditional food and promote gift box projects. Bakery business shall aim to build up Chinese bakery brand names and maintain sustained growth and profits.

Refrigeration Business

Refrigeration business continued to develop smoothly in the third quarter. Daily C fresh juice, Wei Chuan Yogurt and Wei Chuan Active Lactobacillus Drinks maintained stable sales growth in the Great Shanghai area.

On 7 November 2008, the Company and Wei Chuan (BVI) Co., Ltd entered into an agreement, pursuant to which Wei Chuan (BVI) has conditionally agreed to acquire from the Company the entire equity interest in Hangzhou Wei Chuan Foods Co., Ltd. at a consideration of Rmb73.960 million. Hang Zhou Wei Chua is a wholly-owned subsidiary of the Company and principally engaged in the manufacture and sale refrigeration products.

Upon completion of the Disposal, the Company could better utilize its resources in developing its major business and brand.

FINANCING

As of 30 September 2008, the Group's total liabilities amounted to US$1,611.528 million, and total assets amounted to US$3,146.548 million. The Group's total liabilities increased by US$558.802 million as compared to US$1,052.726 million as at 31 December 2007. The debt ratio, calculated as total liabilities to total assets, increased by 6.12ppt. to 51.22% as compared to 31 December 2007. The increase in debt ratio was because both other payables and loans have increased mainly for capital expenditures and trade payable for purchasing of more raw materials due to the increase in activities. The Group's long-term and short-term bank loans increased by US$180.167 million, as compared to 31 December 2007. The Group's proportion of the total borrowings denominated in foreign currency and Renminbi was 90.07% and 9.93% respectively. The proportion between the Group's long-term loans and short-term loans was "32%:68%". In addition, the Group's transactions are mainly denominated in Renminbi. The appreciation of Renminbi against US dollars by 6.61% brought an exchange gain of US$104.160 million during the first three quarters of 2008, of which US$20.209 million and US$83.951 million have been included in the income statement and exchange translation reserve respectively.

The Group will continue to maintain a strong liquidity position for the coming year and as of 30 September 2008, the Group had cash on hand and bank balances of US$493.380 million, and no contingent liability.

Financial Ratio

	As at 30 September 2008	**As at 31 December 2007**
Finished goods turnover	8.84 Days	8.95 Days
Accounts receivable turnover	11.57 Days	11.84 Days
Current ratio	0.78 Times	0.70 Times
Debt ratio (Total liabilities to total assets)	51.22%	45.10%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	0.07 Times	0.15 Times

HUMAN RESOURCES

As a result of the addition of more new factories for bottled water and the development for the Group's "Better Access, Broader Reach" distribution strategy, the number of the Group's staff increased to 48,946 as at 30 September 2008 (31 December 2007: 45,990). The Group provides competitive salary packages, insurance and medical benefits to employees. The Group also puts significant efforts in the management, planning and development of human resources. The good management system for human resources will enhance employees' contribution to the Group and enable the Group to maintain strategic advantages in retaining talents.

The Group continued the development in human resources and sent staff for overseas training and maintained function-based training system. On 20 March 2008, the Group provided a share option scheme to some of its staff.

PROSPECTS

Affected by the deteriorating global financial crisis, inflationary pressure on China's economy is reducing and there is even a possible shift to deflation. According to statistics of the National Bureau of Statistics of China, the country's GDP for the third quarter increased by 9% compared with the same period last year, the lowest increase since 2004. CPI rose 4.6% in September compared with the corresponding period last year, the slowest rate of increase in 15 months. In the face of declining GDP and CPI growth, the Chinese Government will implement active fiscal policies, more relaxed monetary policies together with other measures to increase domestic consumptions. These measures coupled with the fact that the food industry is less affected by economic change should enable the food industry to maintain its steady growth.

Master Kong continued to develop steadily at its own pace despite the impact of natural disasters and the deteriorating global economy. China's measures to boost domestic consumption provides favorable opportunities for Master Kong to develop its business. And as a leader of the food industry in large China, Master Kong will seize opportunities to continue to leverage on its own advantages for the on-going professional and scale development of its instant noodles, beverage and bakery business. Master Kong will enrich the Group's product offerings in a timely manner in order to create profits. The Group will continue to focus on the development of its instant food and beverage business, and strive to develop Master Kong into the world's largest instant food and beverage producer.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 30 September 2008, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;
2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and
3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiaries. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance and Accounting Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

Audit Committee

The Company established the Audit Committee in September 1999. The Audit Committee currently has three Independent Non-executive Directors, Mr. Lee Tiong-Hock, Mr. Hsu Shin-Chun and Michio Kuwahara. The latest meeting of the Committee was held to review the results of the Group for this period.

Remuneration and Nomination Committee

This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Michio Kuwahara.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession plan for Directors.

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

After 30 September 2008, the Company has repurchased 1,912,000 shares for approximately US$1.980 million. All shares repurchased have been cancelled and will not be reissued or resold.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange and the Company's website www.masterkong.com.cn in due course.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 24 November 2008

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

END